Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Stockholder Remuneration Policy
(Dividends and Interest on Capital)

This policy establishes guidelines and procedures to be followed in the remuneration of the stockholders of Itaú Unibanco Holding S.A. (“Itaú Unibanco”), assuring equality and transparency to all stakeholders and measuring the results of the business from the point of view of the creation of stockholder value.

1.	Definition

By allocating your assets in Itaú Unibanco’s shares (common or preferred), the return on this investment is largely in the form of dividends and/or interest on capital, as well as from the appreciation of the security on the stock exchange (capital gain).

1.1
Dividends correspond to a percentage of corporate profits which is distributed to the stockholders.  Investors that do not sell shares but maintain them in their portfolios for periods longer than a month are entitled to dividend payments. The amount payable in cash or in stock1 is proportional to the quantity and type of shares that the stockholder holds, being calculated on the basis of the closing balance sheet for the most recent fiscal year (balance). This calculation can also be made on the balances raised semi-annually or for shorter periods. Dividends have an advantage for the stockholder in not being taxed, since the bank has already deducted for income tax on verification of net income, having already effected the appropriate pre-tax discounts 2.

1.2
Interest on Capital (IOC) represents another method of remunerating stockholders. This payment is limited to the variation in the Long Term Interest Rate3, being considered as an expense discounted from the company’s taxable income. Its calculation is not based on the company’s performance in the period but on profits reported for previous fiscal years and retained in the company (retained earnings). In contrast to dividends, interest on capital is subject to a taxable rate of 15% (fifteen percent) on the amount of interest paid, Income Tax being withheld on the date of payment to the beneficiary. However, for the stockholder, the negative impact on the beneficiary’s income is zero since the value is received in full with tax already netted out.

Remuneration can also be made in the form of a stock dividend through the incorporation of retained earnings, when new stock is distributed to the company’s stockholders proportional to the position already held.

2.      Legislation and Statutory Provisions

1 The choice between distributing earnings to stockholders in the form of dividends or as stock reflects principally tax issues, since in Brazil one is treated as a capital gain and the other as earnings. Thus, one or the other can be advantageous depending on the situation of the company and its stockholders. The function of the company is precisely to evaluate these possibilities and what is the more favorable option for stockholders.

2 If the company reports a loss for a given fiscal year, the obligation of distributing dividends is thereby extinguished.

3 The rate used by the BNDES for its loans and financing is also used as a basis for remuneration for any asset or liability operations in the financial market and for operations with securities (respecting the conditions established by the Central Bank and by the CVM). BACEN resolutions  2,613 of June 30, 1999 and 2,646 of September 22, 1999.

Law 6,404 of December 15, 1996 (“Brazilian Corporation Law”) requires corporations to distribute a part of the net income reported for the same fiscal year, with pay-out based on the audited account statements as of December 31 of each year.

Pursuant to statutory provisions, our stockholders have the right to receive as a mandatory dividend in each fiscal year an amount no less than 25% (twenty-five percent) of net income reported for the same fiscal year, adjusted upwards or downwards for the specific values in letters "a" and "b", sub-item I of Article 202 of the Brazilian Corporation Law and pursuant to sub-items II and III of the same law.

IOC may be paid on a resolution of the Board of Directors incorporating the value of this amount of interest paid or credited into the amount of the total mandatory dividend in accordance with Article 9, Paragraph 7 of Law 9,249/95.

Pursuant to the Brazilian Corporation Law and by resolution of the General Stockholders Meeting and at the proposal of Management, the stockholders may opt to retain net earnings for the fiscal year in accordance with the capital budget which will have been approved previously. In addition, pay-out of the mandatory dividend may be waived for the fiscal year in which the statutory corporate bodies inform the Annual General Stockholders Meeting that such action would be incompatible with the financial situation of the corporation.

The Annual General Meeting (AGM) determines the amount to be distributed as a dividend and/or IOC in accordance with the interests of the company following the manifestation of its stockholders. The amount to be paid out shall be divided by the number of shares of the free float to ensure the proportionality of distribution. All stockholders have the right to receive dividends/IOC in the same proportion as their stake in the company’s capital stock. Preferred shares give additional advantages to their holders, such as, among others, priority in the distribution of dividends (fixed or minimum).

3.      Payment of Values Due

Since July 1980, Itaú Unibanco has been remunerating stockholders through monthly and complementary payments, the latter traditionally occurring twice a year and distributed equally to common and preferred stockholders.

Consult Itaú Unibanco’s track record of profit distribution since 1997 as well as corporate events (stock dividends, reverse stock splits, stock splits and subscriptions), and access the Investor Relations website (www.itau-unibanco.com/ir > Itaú Unibanco’s Shares > Remuneration to Shareholders).

3.1	Approval

It is incumbent on the Board of Directors through its Meetings (RCAs) with respect to this policy to:

a)	decide on results and investment budgets and respective action plans;
b)
decide on the distribution of interim dividends/IOC (and their respective amounts), including the retained earnings account or existing retained earnings in the last annual or semi-annual balance sheet;

c)	decide on the payment of IOC.

3.2	Monthly dividends

The value of R$0.012 per share is paid on the basis of the shareholding position on the final day of the preceding month, with pay-out effected on the first business day of the subsequent month.

The monthly payment is made as an advance on the mandatory payout to be verified following the closing of the Annual Balance sheet.

3.3	Complementary pay-outs

Complementary pay-outs may be effected in the form of dividends or IOC. In general, semi-annual payments take place after the publication of the balance sheets for June 30 and December 31 respectively, by resolution of the Board of Directors. The Board of Directors shall decide the record and payout dates.

3.4	Allocation of profit

In addition to the account statements, the Board of Directors shall present proposals to the Annual General Meeting on the allocation of the net income for the fiscal year observing the following provisions:

3.4.1 Prior to any other allocation, 5% (five percent) shall be paid into the Legal Reserve, which shall not exceed 20% (twenty percent) of the capital stock;

3.4.2 The amount to be distributed to stockholders is calculated on the basis of the result of subtracting adjusted net income from the value allocated to the Legal Reserve observing besides  the mandatory dividend (as described in item 2), the following statutory provisions:

a) The annual minimum priority dividend (R$ 0.022 per share) shall be attributed to the preferred shares;
b) The remaining mandatory dividend amount following the dividend under item (a) shall firstly be applied in the payment of a dividend on the common shares equal to that of the priority dividend to preferred stockholders; and
c) Then subsequently, shares of both types shall participate in profits distributed under equal conditions once the dividend on the common shares equal to the minimum paid to preferred shareholders is assured.

3.4.3 Should Itaú Unibanco have booked Realizable Earnings Provisions for previous fiscal years, the amount realized shall be incorporated into the base for calculating the minimum mandatory dividend.

3.4.4 The balance shall be allocated according to the Board of Directors’ proposal, including the provisioning of reserves in accordance with our Bylaws.

It is worth noting that the reserves constitute additional guarantees and security for the economic-financial health of the company, causing the least possible impact on the continuity of its operations or the dividend flow to stockholders.

Additionally, part of the profits is reinvested in the business generating the company’s expansion in the banking sector.

3.5	Custody

Payment of values due shall be executed according to the custody of the shares described below:

a)
Holders of American Depositary Receipts (ADRs): payment shall be made directly to the depositary bank overseas - Bank of New York Mellon – which shall pass on the amounts payable to stockholders within a period of 10 days as from the date of payment in Brazil;

b)	Stockholders with current accounts registered with Itaú Unibanco: payment shall be made via a credit directly into the respective current accounts;
c)
Stockholders with current accounts in other banks that have already notified details of bank/branch/current account: payment shall be executed via electronic funds transfer (DOC or TED) in accordance with the respective values;

d)
Stockholders with shares deposited in the fiduciary custody accounts of the São Paulo Securities, Commodities and Futures Exchange (BM&FBOVESPA): the payment shall be made directly to the Central Depositária da BM&FBOVESPA (formerly CBLC), on which it is incumbent to effect payment to stockholders through the intermediary of the depository  agents, the Brokerage Houses.

e)	Stockholders not classifying under any of the foregoing: should contact our Stockholder Services Area (Investfone - (+55 11) 5029-7780 from Monday through Friday, from 9am to 6pm).

4.	Dividend Reinvestment Program

In addition to the commitment to pay dividends, Itaú Unibanco also offers the Dividend Reinvestment Program (PRD).

This service allows stockholders with a current account with Itaú Unibanco, owners of the shares in Brazil, to invest their dividends automatically in the purchase of preferred or common shares of the bank, so increasing the stake in the company’s capital stock in a safe, efficient and organized manner. In this way, stockholders also enhance the value of the dividends to which they are entitled. The reduced brokerage fee for participants in the program is yet another advantage.

In signing up to the PRD, stockholders shall decide the amount of monthly and/or complementary dividends (in percentage terms and in multiples of 10) that they wish to reinvest, and what type of share (common ON or preferred PN), granting the company the right to use the value of the profits distributions that would have been credited to their current account for the acquisition of Itaú Unibanco shares in the market.

It should be observed that that the PRD is an optional product, and there will be no change in the manner in which distributed profits are credited should you not wish to sign up for the program.4

Get to know the product better by accessing the Investor Relations website (only in Portuguese):
 (www.itau-unibanco.com.br/ri > Ações do Itaú Unibanco > Reinvestimento de Dividendos)

(approved at the  Meeting of the Disclosure and Trading Committee on February 09, 2011)

4 Brokerage fee to be charged to all participants in the PRD is set at 0.25% plus the BM&FBOVESPA mandatory fee of 0.035%, both collected on the financial volume of the investment.